EXHIBIT 99.12

Supplemental Information About Oil and Gas Producing Activities (unaudited)

The following disclosures, including proved reserves, future net cash flows, and costs incurred attributable to Enerplus' crude oil and natural gas operations have been prepared in accordance with the provisions of the Financial Accounting Standards Board's Accounting Standards Update (ASU) No. 2010-03 "Extractive Activities – Oil and Gas (Topic 932) (the "ASU"). The standard requires the use of a 12 month average price to estimate proved reserves calculated as the unweighted arithmetic average of first-day-of-the-month prices within the 12 month period prior to the end of the reporting period. Proved reserves and production volumes are presented net of royalties in accordance with U.S. protocol.

A. PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas and natural gas liquids is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Corporation's reserves to be materially different from that presented.

Proved reserves, proved developed reserves and proved undeveloped reserves are defined under the ASU. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulation. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. The proved reserves disclosed herein are determined according to the definition of "proved reserves" under NI 51-101 which may differ from the definition provided in SEC rules, however the difference should not be material. The reserves data presented in this Exhibit are a summary of evaluations, and as a result the tables may contain slightly different numbers than the evaluations themselves due to rounding. Additionally, the columns and rows in the tables may not add due to rounding. See "Presentation of Enerplus' Oil and Gas Reserves, Contingent Resources, and Production Information" in Enerplus' Annual Information Form. All cost information in this section is stated in Canadian dollars and is calculated in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Subsequent to December 31, 2016, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of proved reserves as of that date.

Enerplus’ December 31, 2016 proved crude oil, natural gas and natural gas liquids reserves are located in western Canada, primarily in Alberta, British Columbia and Saskatchewan, as well as in the United States, primarily in the states of Montana, North Dakota and Pennsylvania. Enerplus’ net proved reserves summarized in the following chart represent the Corporation’s lessor royalty, overriding royalty, and working interest share of reserves, after deduction of any Crown, freehold and overriding royalties:

	Canada		United States		Total		Total
	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	Oil and NGLs	Natural Gas	All Products
	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mbbls)	(MMcf)	(Mboe)
Proved Developed and Undeveloped
Reserves at December 31, 2013	55,470	231,274	47,580	374,779	103,050	606,053	204,059
Purchases of reserves in place	—	—	54	28	54	28	59
Sales of reserves in place	(896)	(32,162)	(89)	(8,387)	(985)	(40,549)	(7,743)
Discoveries and extensions	2,715	27,175	16,498	139,289	19,213	166,464	46,957
Revisions of previous estimates	643	54,050	(263)	48,731	379	102,781	17,509
Improved recovery	13	462	—	—	13	462	90
Production	(5,618)	(49,865)	(7,255)	(60,010)	(12,873)	(109,875)	(31,185)
Proved Developed and Undeveloped
Reserves at December 31, 2014	52,327	230,934	56,524	494,430	108,851	725,364	229,745
Purchases of reserves in place	—	—	—	—	—	—	—
Sales of reserves in place	(11,869)	(33,192)	(248)	(111)	(12,117)	(33,303)	(17,667)
Discoveries and extensions	1,276	2,769	4,397	4,351	5,673	7,120	6,860
Revisions of previous estimates	(1,451)	(52,613)	1,673	(134,840)	222	(187,453)	(31,021)
Improved recovery	—	—	—	—	—	—	—
Production	(5,211)	(44,666)	(8,644)	(65,438)	(13,855)	(110,104)	(32,206)
Proved Developed and Undeveloped
Reserves at December 31, 2015	35,072	103,232	53,702	298,392	88,774	401,624	155,711
Purchases of reserves in place	1,434	12,228	—	—	1,434	12,228	3,472
Sales of reserves in place	(2,954)	(49,069)	(4,204)	(2,998)	(7,158)	(52,067)	(15,836)
Discoveries and extensions	83	—	12,515	28,288	12,598	28,288	17,313
Revisions of previous estimates	(234)	9,556	(7,722)	100,812	(7,956)	110,368	10,439
Improved recovery	—	—	—	—	—	—	—
Production	(4,391)	(26,526)	(8,465)	(64,588)	(12,856)	(91,114)	(28,042)
Proved Developed and Undeveloped
Reserves at December 31, 2016	29,009	49,421	45,826	359,906	74,836	409,327	143,056
Proved Developed Reserves
December 31, 2013	47,316	225,005	33,147	265,464	80,463	490,469	162,208
December 31, 2014	44,149	211,809	42,594	402,647	86,743	614,456	189,152
December 31, 2015	30,517	101,665	38,572	288,684	69,089	390,349	134,147
December 31, 2016	25,743	48,243	33,799	350,294	59,542	398,537	125,965
Proved Undeveloped Reserves
December 31, 2013	8,154	6,269	14,433	109,315	22,587	115,584	41,851
December 31, 2014	8,178	19,125	13,930	91,783	22,108	110,908	40,593
December 31, 2015	4,555	1,567	15,130	9,708	19,685	11,275	21,564
December 31, 2016	3,267	1,178	12,027	9,612	15,294	10,790	17,092

Purchases of reserves in place

In 2016, the Company acquired working interests in the Ante Creek North oil property located in Alberta. This purchase represented all of the purchase of reserves in place for Enerplus in 2016.

Sales of reserves in place

        In 2014, the Company sold working interests in developed and undeveloped land in eighteen predominantly natural gas properties in Alberta and one property in British Columbia.

        Additionally, the Company sold all interests in the Jonah natural gas property in Wyoming which accounts for all of the United States sales of reserves in place volumes for 2014.

In 2015, the Company sold working interests in developed and undeveloped land in two oil properties located in Alberta and Saskatchewan and 11 predominantly shallow natural gas properties also located in Alberta and Saskatchewan.

In 2016, the Company sold working interests in developed and undeveloped land in six oil properties located in Alberta and 12 natural gas properties located in Alberta and Saskatchewan.

Additionally, the Company sold almost all non-operated working interests in the Bakken/Three Forks crude oil property in North Dakota, which accounts for all of the United States sales of reserves in place for 2016.

Discoveries and extensions

       United States discoveries and extensions for the periods ending December 31, 2014, 2015 and 2016 were primarily due to successful well development of the Company's Bakken/Three Forks crude oil property in North Dakota, and the Marcellus natural gas property in Pennsylvania. In these periods, the Company added 16,498 MBbl, 4,397 Mbbl and 12,515 MBbl of net proved oil and NGLs reserves with respect to Bakken/Three Forks properties in 2014, 2015 and 2016, respectively. The Company added 130,400 MMcf, 1,810 MMcf and 22,017 MMcf of net proved natural gas reserves in 2014, 2015 and 2016, respectively, in the Marcellus natural gas property.

        Canadian natural gas discoveries and extensions for the period ending December 31, 2014, accounted for an increase of 27,175 MMcf net proved reserves primarily due to the Company's Alberta drilling program. Roughly half of these reserves were producing as of December 31, 2014. The largest undeveloped portion of the addition was an addition of 10,549 MMcf in the Wilrich.

In 2015, Canadian discoveries and extensions accounted for an increase of 1,276 MBbl of net proved oil and NGLs reserves and 2,769 MMcf of net proved natural gas reserves, primarily due to the expansion of the Med Hat Glauconitic C polymer floods.

In 2016, Canadian discoveries and extensions accounted for an increase of 83 MBbl of net proved oil and NGLs reserves due to assigning reserves to a location in the Saskatchewan Ratcliffe oil property.

Revisions of previous estimates

Revisions to United States oil reserves in 2014 were due to the improved production performance of the Bakken/Three Forks oil property. The revisions to United States natural gas reserves in 2014 were due to improved production performance of the Marcellus natural gas property.

In 2015, negative revisions to United States natural gas reserves were primarily due to a decrease in the constant price gas price forecast versus 2014, causing undeveloped reserves to become uneconomic and therefore removed.

In 2016, negative revisions to United States oil reserves were primarily due to the removal of undeveloped locations that would not be drilled within five years of initial booking. Positive revisions to United States natural gas reserves were primarily due to improved production performance of the Marcellus natural gas property.

In 2014, the positive revisions to Canadian natural gas reserves were primarily due to an increase in the constant gas price forecast versus 2013.

In 2015, the negative revisions to Canadian natural gas reserves were primarily due to a decrease in the constant gas price forecast versus 2014.

In 2016, the positive revisions to Canadian natural gas reserves were due to a slightly higher gas price forecast and slightly lower operating costs.

B. CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

The capitalized costs and related accumulated depreciation and depletion, including impairments, relating to Enerplus’ oil and gas exploration, development and producing activities are as follows:

	2016	2015	2014
	(in $ thousands)
Capitalized costs(1)	$13,567,390	$13,541,670	$12,478,953
Less accumulated depletion, depreciation and impairment	(12,840,938)	(12,375,083)	(9,846,479)
Net capitalized costs	$726,452	$1,166,587	$2,632,474

Note:

(1)Includes capitalized costs of proved and unproved properties.

C. COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

Costs incurred in connection with oil and gas producing activities are presented in the table below. Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties, including an allocation of purchase price on business combinations that result in property acquisitions. Development costs include asset retirement costs capitalized and the costs of drilling and equipping development wells and facilities to extract, gather and store oil and gas, along with an allocation of overhead. Exploration costs include costs related to the discovery and the drilling and completion of exploratory wells in new crude oil and natural gas reservoirs.

	For the Year Ended December 31, 2016
	Canada	United States	Total
	(in $ thousands)
Acquisition of properties:
Proved	$49,043	$1,847	$50,890
Unproved	65,401	9,835	75,236
Exploration costs	740	2,158	2,898
Development costs	52,704	162,427	215,131
	$167,888	$176,267	$344,155

	For the Year Ended December 31, 2015
	Canada	United States	Total
	(in $ thousands)
Acquisition of properties:
Proved	$3,610	$2,658	$6,268
Unproved	3	3,282	3,285
Exploration costs	12,777	12,014	24,791
Development costs	104,337	328,117	432,454
	$120,727	$346,071	$466,798

	For the Year Ended December 31, 2014
	Canada	United States	Total
	(in $ thousands)
Acquisition of properties:
Proved	$38	$6,814	$6,852
Unproved	1,952	9,687	11,639
Exploration costs	44,612	1,668	46,280
Development costs	274,371	496,531	770,902
	$320,973	$514,700	$835,673

D. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The following table sets forth revenue and direct cost information relating to Enerplus' oil and gas producing activities for the years ended December 31, 2016, 2015 and 2014:

	For the Year Ended December 31, 2016
	Canada	United States	Total
	(in $ thousands)
Revenue
Sales(1)	$233,391	$489,341	$722,732
Deduct(2)
Production costs(3)	151,151	241,330	392,481
Depletion, depreciation and accretion (“DD&A”)	126,061	202,903	328,964
Impairment	89,359	211,812	301,171
Current and deferred income tax provision (recovery)	(24,376)	(212,822)	(237,198)
Results of operations for oil and gas producing activities	$(108,804)	$46,118	$(62,686)
DD&A per net BOE unit of production	$14.31	$10.55	$11.73

	For the Year Ended December 31, 2015
	Canada	United States	Total
	(in $ thousands)
Revenue
Sales(1)	$369,559	$514,833	$884,392
Deduct(2)
Production costs(3)	245,162	260,911	506,073
Depletion, depreciation and accretion (“DD&A”)	198,641	309,538	508,179
Impairment	286,700	1,065,728	1,352,428
Current and deferred income tax provision (recovery)	(53,400)	(114,075)	(167,475)
Results of operations for oil and gas producing activities	$(307,544)	$(1,007,269)	$(1,314,813)
DD&A per net BOE unit of production	$15.70	$15.83	$15.78

	For the Year Ended December 31, 2014
	Canada	United States	Total
	(in $ thousands)
Revenue
Sales(1)	$689,135	$837,059	$1,526,194
Deduct(2)
Production costs(3)	287,989	243,312	531,301
Depletion, depreciation and accretion (“DD&A”)	236,028	331,614	567,642
Current and deferred income tax provision (recovery)	64,203	73,626	137,829
Results of operations for oil and gas producing activities	$100,915	$188,507	$289,422
DD&A per net BOE unit of production	$16.95	$19.22	$18.20

Notes:

(1)	Sales are presented net of royalties
(2)	The costs deducted in this schedule exclude corporate overhead, interest expense and other costs which are not directly related to oil and gas producing activities.
(3)	Production costs include transportation costs and production taxes.

E. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND NATURAL GAS RESERVE QUANTITIES

The following tables set forth the standardized measure of discounted future net cash flows from projected production of the Enerplus’ crude oil and natural gas reserves:

	As at December 31, 2016
	Canada	United States	Total
	(in $ millions)
Future cash inflows	$1,171	$2,073	$3,243
Future production costs	660	1,025	1,685
Future development and asset retirement costs	237	308	546
Future income tax expenses	—	—	—
Future net cash flows	$273	$739	$1,012
Deduction: 10% annual discount factor	81	241	322
Standardized measure of discounted future net cash flows	$192	$498	$690

	As at December 31, 2015
	Canada	United States	Total
	(in $ millions)
Future cash inflows	$1,871	$2,686	$4,556
Future production costs	1,078	1,203	2,281
Future development and asset retirement costs	216	564	780
Future income tax expenses	—	—	—
Future net cash flows	$577	$919	$1,496
Deduction: 10% annual discount factor	190	362	552
Standardized measure of discounted future net cash flows	$388	$556	$944

	As at December 31, 2014
	Canada	United States	Total
	(in $ millions)
Future cash inflows	$5,447	$6,344	$11,791
Future production costs	2,401	2,024	4,426
Future development and asset retirement costs	430	615	1,045
Future income tax expenses	316	903	1,219
Future net cash flows	$2,301	$2,802	$5,102
Deduction: 10% annual discount factor	931	1,194	2,125
Standardized measure of discounted future net cash flows	$1,370	$1,608	$2,977

F. CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE CASH FLOW RELATING TO PROVED OIL AND NATURAL GAS RESERVES

	2016	2015	2014
	(in $ millions)
Beginning of year	$944	$2,977	$2,519
Sales of oil and natural gas produced, net of production costs	(329)	(378)	(996)
Net changes in sales prices and production costs	(432)	(3,613)	232
Changes in previously estimated development costs incurred during the period	205	461	810
Changes in estimated future development costs	1	(251)	(711)
Extension, discoveries and improved recovery, net of related costs	78	116	801
Purchase of reserves in place	42	—	—
Sales of reserves in place	(106)	(222)	(44)
Net change resulting from revisions in previous quantity estimates	188	723	163
Accretion of discount	79	285	247
Net change in income taxes	—	537	(151)
Other significant factors (Exchange rate)	22	309	107
End of year	$690	$944	$2,977